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ple 37

ANNUAL AUDITED REPORT
FORM X-17A-5 SEC Mail Processing Section
PART III

FEB 28 2011

SEC FILE NUMBER
8- 68287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/10____ AND ENDING____12/31/10____
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WREN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 RICO WAY
_____
(No. and Street)

SAN FRANCISCO, CA 94123
_____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  MARY PAENG   415-672-3040
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    RAINES AND FISCHER LLP
_____
                    (Name – *if individual, state last, first, middle name*)

   555 FIFTH AVENUE; 9TH FLOOR; NEW YORK, NY 10017
_____
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __MARY PAENG__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __WREN CAPITAL, LLC__ , as of __DECEMBER 31__ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WREN CAPITAL LLC

Financial Statements
As of December 31, 2010
Together with Auditor's Report
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



INDEPENDENT AUDITOR'S REPORT

To the Sole Member of
WREN Capital LLC

We have audited the accompanying statement of financial condition of WREN Capital LLC as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WREN Capital LLC, as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of WREN Capital LLC is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 21, 2011

WREN CAPITAL, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	12,060
Furniture and equipment, at cost, net of accumulated		
depreciation of $2,029		5,500
Other assets		168
TOTAL ASSETS	$	17,728

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Credit cards payable	$	5,354
Other current liabilities		380
TOTAL LIABILITIES		5,734

Member's Equity:

Member's equity		11,994
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	17,728

The accompanying notes are an integral part of these financial statements.

WREN CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2010

Revenues:

Fee Income	$	31,501
Total Revenues		31,501

Expenses:

Professional fees	18,885
Occupancy costs	7,830
Dues, licenses and fees	2,234
Auto and travel	14,053
Office expense	6,540
Meals and entertainment	3,535
Telephone and data	3,098
Business development	1,496
Depreciation	1,173
Other operating costs	2,634
Total Expenses	61,478

Net (Loss)	$	(29,977)

The accompanying notes are an integral part of these financial statements.

-4-

WREN CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2010

Balance at January 1, 2010	$	23,471
Net (Loss)		(29,977)
Member contributions		21,000
Member distributions		(2,500)
Balance at December 31, 2010	$	11,994

The accompanying notes are an integral part of these financial statements.

WREN CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities:

Net (Loss)	$	(29,977)

Adjustments needed to reconcile net loss with net cash used by
  operating activities:

Depreciation	1,173
Decrease in accounts receivable	7,992
Increase in other assets	(168)
Decrease in credit cards payable	(5,153)
Decrease in other current liabilities	(6,615)
Cash Used by Operating Activities	(32,748)

Cash Flows from Investing Activities:

Acquisition of furniture and equipment	(2,218)
Cash Used by Operating Activities	(2,218)

Cash Flows from Financing Activities:

Member contributions	21,000
Member distributions	(2,500)
Cash Provided by Financing Activities	18,500

Net decrease in cash		(16,466)
Cash - January 1, 2010		28,526
Cash - December 31, 2010	$	12,060

The accompanying notes are an integral part of these financial statements.

(1)   **Organization and Operation**

WREN Capital LLC ("the Company"), is a California Limited Liability Company formed on July 20, 2009. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) as of June 28, 2010 and is a member of the Financial Industry Regulatory Authority (FINRA).

(2)   **Summary of Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the sole member.

Financial Accounting Standards Board Accounting Standards Codification 740 ("ASC 740") requires the Managing Member to determine whether any tax positions taken by the Company in any open tax year (including the LLC's entity status), are more likely than not to be sustained upon examination by the applicable taxing authority. Any positions that do not meet this threshold must be disclosed in the financial statements. The adoption of ASC 740 did not have material effect on these financial statements. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed.

Allocation of Income and Losses

The net income of the Company for the period is allocated to the members in accordance with their capital interest.

(3)   **Significant Customers**

One customer accounted for 100% of the revenues for the year ended December 31, 2010.

(4)   **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of approximately $6,326, which was $1,326 in excess of its net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(5)   **Subsequent Events**

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 21, 2011, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2010

WREN CAPITAL, LLC
Schedule of Computation of Net Capital
As of December 31, 2010

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	11,994
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		11,994
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		5,500
Other non-allowable assets		168
Net capital before haircuts on securities positions		6,326
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	6,326

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Credit cards payable	$	5,354
Other current liabilities		380
Total aggregate indebtedness		5,734

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of
net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	6,326
Net capital per audited report	$	6,326

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	382
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	1,326
Excess net capital at 1000%	$	5,753
Ratio: Aggregate indebtedness to net capital		0.91 to 1

The preceding notes are an integral part of this supplemental information.

WREN CAPITAL LLC

Independent Auditors' Report
of Internal Accounting Control

Required by SEC Rule 17a-5

For the Year Ended December 31, 2010



555 FIFTH AVENUE TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5

To the Sole Member of
WREN Capital LLC

In planning and performing our audit of the financial statements of WREN Capital LLC
(the "Company") as of and for the year ended December 31, 2010 (on which we issued our report
dated February 21, 2011 and such report expressed an unqualified opinion on those financial
statements), in accordance with auditing standards generally accepted in the United States of
America, we considered the Company's internal control over financial reporting ("internal
control") as a basis for designing our auditing procedures for the purpose of expressing our
opinion on the financial statements, but not for the purpose of expressing an opinion on the
effectiveness of the Company's internal control. Accordingly, we do not express an opinion on
the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we
have made a study of the practices and procedures followed by the Company, including
consideration of control activities for safeguarding securities. This study included tests
of compliance with such practices and procedures that we considered relevant to the objectives
stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net
capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions
of Rule 15c3-3. We did not review the practices and procedures followed by the Company in
making the quarterly securities examinations, counts, verifications, and comparisons, and the
recordation of differences required by Rule 17a-13 or in complying with the requirements for
prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of
Governors of the Federal Reserve System, because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition, and that
transactions are executed in accordance with management's authorization and recorded properly
to permit the preparation of financial statements in conformity with accounting principles
generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of
the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be significant deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 21, 2011, on such financial statements.

The report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 21, 2011